UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
     RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (the "Company"), dated August 31, 2020, advising that the 2020 Annual General Meeting of the Shareholders of the Company was held on August 31, 2020 at 10:00 a.m. at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton Bermuda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	August 31, 2020	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - 2020 Annual General Meeting

Press release from SFL Corporation Ltd. - August 31, 2020.

SFL Corporation Ltd. (the “Company” or “SFL”) advises that the 2020 Annual General Meeting of the Shareholders of the Company was held on August 31, 2020 at 10:00 a.m. at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2019 were presented to the Meeting.

In addition, the following resolutions were passed:

1.To set the maximum number of Directors to be not more than eight.

2.To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.

3.To re-elect Kathrine Fredriksen as a Director of the Company.

4.To re-elect Gary Vogel as a Director of the Company.

5.To re-elect Keesjan Cordia as a Director of the Company.

6.To re-elect James O’Shaughnessy as a Director of the Company.

7.To re-elect Ole Hjertaker as a Director of the Company.

8.To approve the increase of the Company’s authorized share capital from US$2,000,000 to US$3,000,000 by the authorisation of an additional US$1,000,000 divided into common shares of US$0.01 par value each.

9.To re-appoint MSPC as auditors and to authorise the Directors to determine their remuneration.

10.To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2020.

August 31, 2020

SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Senior Vice President, SFL Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.